CROWNBUTTE WIND POWER, INC.
111 5th Avenue NE
Mandan, ND 58554

August 17, 2009

Via EDGAR

United States Securities and Exchange Commission
Washington, DC  20549

Re:	Crownbutte Wind Power, Inc.
Registration Statement on Form S-1
File No. 333-156467
Request for Acceleration

Ladies and Gentlemen:

Crownbutte Wind Power, Inc., respectfully requests the withdrawal, without prejudice, of its request for acceleration of the effective date of the above-referenced Registration Statement, contained in our letter dated August 12, 2009.

Very truly yours,

Crownbutte Wind Power, Inc.

By:           /s/ Manu Kalia
Name:      Manu Kalia
Title:        Chief Financial Officer